[Letterhead of Arnold & Porter LLP]

January 19, 2016

BY EDGAR AND E-MAIL

Tonya K. Aldave, Esq.

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Republic of Turkey

Registration Statement under Schedule B

File No. 333-208553 (Filed December 15, 2015)

Form 18-K for the Fiscal Year Ended December 31, 2014

File No. 033-37817 (Filed September 21, 2015)

Dear Ms. Aldave

We are in receipt of the Staff’s letter dated January 12, 2016 with respect to the above referenced Registration Statement and Form 18-K. On behalf of the Republic of Turkey (the “Republic”), we are responding to the Staff’s comments, as set forth below.

The Republic’s (1) Registration Statement under Schedule B has been revised in accordance with the Staff’s comments and is being filed simultaneously herewith, as part of an Amendment to the Republic’s Registration Statement under Schedule B (the “Revised Registration Statement”) and (2) Exhibit D to Form 18-K for Fiscal Year Ended December 31, 2014 has been revised in accordance with the Staff’s comments and is being filed simultaneously herewith, as part of an Amendment to the Republic’s Annual Report on Form 18-K (the “Revised Form 18-K”). For ease of reference, enclosed with this letter is (1) the Recent Developments and Summary section from the Republic’s Annual Report on Form 18-K, marked against the Recent Developments section from the Republic’s Amendment to the Annual Report on Form 18-K/A filed on December 14, 2015, and to show the revisions made in response to the Staff’s comments, (2) Revised Form 18-K marked to show the revisions made in response to the Staff’s comments, and (3) the Revised Registration statement, marked to show the revisions made in response to the Staff’s comments.

For ease of reference, the Staff’s comments are reproduced below in bold italics, followed by the Republic’s responses.

Ms. Tanya K. Aldave

January 19, 2016

Registration Statement under Schedule B

General

1.	To the extent possible, please update all statistics in the registration statement and the Form 18-K to provide the most recent data.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the revised Recent Developments and Summary section on pages 5 through 17 of the Revised Form 18-K.

Cover Page

2.	Please disclose that the Republic of Turkey may issue debt securities that include collective action clauses and briefly describe the effect of those clauses.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the third paragraph on the cover page of the Revised Registration Statement.

Where You Can Find More Information, page 2

3.	Please specifically incorporate by reference the amended Form 18-K filed on December 14, 2015.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the second paragraph on page 2 of the Revised Registration Statement.

4.	Please revise to include a toll-free telephone number or advise.

The Republic confirms that there is no toll-free telephone number available.

Debt Securities, page 3

5.	We note the disclosure on page 4 that prospectus supplements may describe any United States federal or Turkish income tax consequences applicable to the specific series of debt securities. To the extent that the Republic of Turkey provides tax disclosure in its prospectus supplements, it also should file counsel’s related tax opinion.

Ms. Tanya K. Aldave

January 19, 2016

The Republic has noted this caution and will ensure any necessary opinions of counsel are duly filed.

Amendment No. 1 to Form 18-K for Fiscal Year Ended December 31, 2014

Exhibit 99.D

Public Finance and Budget, page 6

6.	We note your disclosure on page 7 that as of December 12, 2015, the provisional budget had not yet been enacted. Please revise to update this information. In addition, clarify what would happen if a budget were not enacted by the applicable deadline.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the seventh paragraph under the heading “Public Finance and Budget” on page 15 of the Revised Form 18-K.

International Relations, page 8

7.	Please clarify here that “DAESH” is a synonym for ISIS or ISIL or advise.

The Republic has revised its disclosure to indicate DAESH is a synonym for the Islamic State terrorist group in accordance with the Staff’s comment. Please see references to clarifications on the eighth paragraph under the heading “General” on page 5 and the fifteenth paragraph under the heading “Iraq” on page 54 of the Revised Form 18-K.

Ms. Tanya K. Aldave

January 19, 2016

Form 18-K for Fiscal Year Ended December 31, 2014

Exhibit 99.D

Key Economic Indicators, page 5

8.	Either in an abbreviated or full amendment to the Form 18-K, please include a table that summarizes in one location the key economic data over a five-year period and any subsequent interim periods, including nominal and real GDP, consumer price index, industrial product price index, unemployment, balance of payments, public finance and public debt figures.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the table under the heading “Summary of Key Economic Indicators” on page 16 of the Revised Form 18-K.

Ms. Tanya K. Aldave

January 19, 2016

*	9 months

9.	Please expand the discussion in this section to explain reasons for material changes in the key economic indicators.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the last paragraph under the heading “Summary of Key Economic Indicators” on page 17 of the Revised Form 18-K.

Iraq, page 46

10.	Please revise your disclosure on page 47 to state what items Turkey exports to Iraq and what attributed to a large increase in exports from 2010 to 2014. In addition, please list major industries of Turkish companies operating in Iraq.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see paragraphs nine, ten, and eleven under the heading “Iraq” on page 54 of the Revised Form 18-K.

Ms. Tanya K. Aldave

January 19, 2016

Iran, page 48

11.	We note your disclosure that the volume of trade between Turkey and Iran reached the record level of $21 billion. Please disclose the major products and services traded between the two countries. In addition, refer to sections entitled “Asia-Pacific” on page 60, “Africa” on page 62 and “Latin America” on page 63 and disclose major products and services traded between Turkey and these regions.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the third and fourth paragraphs under the heading “Iran” on page 56 of the Revised Form 18-K, the seventh paragraph under the heading “Asia-Pacific” on page 68 of the Revised Form 18-K, the seventh paragraph under the heading “Africa” on page 69 of the Revised Form 18-K, and the third paragraph under the heading “Latin America” on page 70 of the Revised Form 18-K.

Ms. Tanya K. Aldave

January 19, 2016

Economy

Global Financial Crisis, page 65

12.	Please clarify the meaning of “Maastricht criteria” to clarify that it relates to the EU’s required debt ratios.

The Republic has revised its disclosure to clarify that the Maastricht criteria relates to the EU’s required debt ratios in accordance with the Staff’s comment. Please see the first paragraph under the heading “Global Financial Crisis” on page 72 of the Revised Form 18-K.

Principal Industries, page 69

13.	Please update the table on page 70 with 2014 and 2015 data. In addition, disclose the reasons for material changes in principal industries.

Annual Production and Sales Statistics of Industrial Products data for 2014 and 2015 are not yet available. However, the Republic has revised its disclosure in respect of reasons for material changes in principal industries in accordance with the Staff’s comment. Please see the eighth paragraph under the heading “Gross Domestic Product” on page 75 of the Revised Form 18-K.

Ms. Tanya K. Aldave

January 19, 2016

Employment and Wages, page 85

14.	Please include additional information on the employment rate with respect to age, gender, and any seasonal employment.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see Table 11 under the heading “Employment and Wages” on page 92 of the Revised Form 18-K.

Foreign Direct Investments, page 118

15.	We note your disclosure of foreign direct investment by economic sector and by country. Please revise to provide a narrative discussion of the reasons for material changes in the amounts of foreign direct investment in Turkey and Turkey’s investment abroad.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the seventh and eighth paragraphs under the heading “Foreign Direct Investments” on page 128 of the Revised Form 18-K.

Ms. Tanya K. Aldave

January 19, 2016

Monetary Policy and Inflation, page 131

16.	Please define “M1” and “M2” in Table 32 on page 136.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see Table 34 under the heading “Monetary Policy and Inflation” on page 143 of the Revised Form 18-K.

State Owned Enterprises, page 172

17.	To the extent an entity is material, please include a measure of revenues or losses for the entity. Please include a discussion of the reasons for material increases or decreases in net profits/losses in the aggregate as compared to the prior year for the state owned enterprises.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see Table 49 and the eighth paragraph under the heading “State Owned Enterprises (SOEs)” on page 179 of the Revised Form 18-K.

Ms. Tanya K. Aldave

January 19, 2016

We trust that the foregoing responds adequately to the Staff’s comments. If you have any additional comments or questions, please do not hesitate to contact the undersigned. If the Staff does not have further comments, the Republic expects to request acceleration at the Staff’s earliest convenience.

Sincerely,

/s/ Steven G. Tepper
Steven G. Tepper

Enclosures

cc: Ms. Zeynep Boga